Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

May 13, 2011

John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Studio II Brands, Inc.

Form 8-K

Filed February 10, 2011

File No. 000-50000

Dear Mr. Reynolds:

On behalf of Studio II Brands., a Florida corporation (the “Company”), enclosed please find our responses to your comment letter dated March 9, 2011.

Form 8-K, filed February 10, 2011

Entry into a Material Definitive Agreement, page 3

1.

Describe any material relationship between Studio II Brands or its affiliates and Hippo Lace Limited, Legend Sun Limited and their affiliates other than in respect to the share exchange agreement.

Response:

There is no material relationship between Studio II Brands or its affiliates and Hippo Lace Limited, Legend Sun Limited and their affiliates, other than in respect to the share exchange agreement.

2.

We note your statement that the exchange agreement “does not purport to be complete...”  Revise to address the material terms of the Share Agreement.

Response:

The 8K has been revised in response to this comment.   The statement that the disclosure “does not purport to be complete” has been deleted.  As required by Item 1.01 of Form 8-K, the disclosure, as revised, includes a brief description of all terms of the exchange agreement which are material to the Company.

The Share Exchange Transaction, page 4

3.

Advise us who purchased the 5,862,500 shares for cash on November 19, 2010 and address any relationship they have with the company.  We may have further comment.

Response:

Attached hereto as Exhibit A is a list of the persons who purchased shares for cash on November 19, 2010.  The purchasers include 6 persons who are officers and directors of the Company, Cheung Ming, Cheung Sing, Gary S. Joiner, Yam Kee Cheong, Leung Kin Wah and Chan Tak Hing, and one person, Fang Huaying, who owns more than 5% of the Company’s issued and outstanding common stock.

4.

We note that the shareholders of the operating HLL were issued 2,291,100 shares, approximately 20% of the company, while the shareholders of the shell company retained 9,608,176 shares, approximately 80% of the company, as a result of the share exchange.  Revise to clarify whether any other consideration was given to the shareholders of HLL.

Response:

The 8-K has been revised to clarify that no other consideration was given to the shareholders of HLL.

5.

Advise us how the valuations of the companies were determined in connection with the share exchange.

Response:

As HLL has just more than a year’s operating history since December 2009 and its franchise and subfranchise catering service indicates no unrecorded tangible and intangible assets and liabilities, the Registrant determines the fair values of the assets acquired and liabilities of HLL assumed at the date of acquisition shall base on consolidated net of total assets less current liabilities plus the shareholders loan payable at September 30, 2010 as stipulated in the share exchange agreement.      The valuation of Studio II Brands was based on common stock par value at $0.001 as no market price available and not to issue more than 20% of the outstanding stock as agreed by the Board.

Description of Business, page 4

6.

Please provide a more detailed discussion of your business, as required by Item 101(h)(4)(i) of Regulation S-K.  In this regard, we note your website, www.caffekenon.com, discusses the ability to accommodate private parties up to 50 people, food service which could be by menu items or buffet.  Include in your discussion how long Legend Sun has been in business, the events held at the properties and the extent of your food and beverage menu.  When discussing your food and beverage menus, please distinguish between the “caffe kenon bistro” and “caffe kenon” links on your website.

Response:

The 8-K/A has been revised in response to this comment to provide a more detailed discussion of the Company’s business.

7.

Please revise to clarify that the company is a franchise of Café Centro and Sizegenic Holdings Limited.  Also clarify that the two additional Caffe Kenons located in Hong Kong and Beijing are subfranchises.

Response:

The disclosure has been revised to clarify that the company operates one coffee shop as   a franchisee of Sizegenic Holdings Limited, and that the two additional coffee shops in Hong Kong and Beijing are operated as subfranchises.  The disclosure has also been revised to describe the contractual relationship between Sizegenic and Café Centro.

Future Plan of Operations, page 6

8.

We note you indicate in your corporate history section that you intend on focusing your business operations exclusively on the operations of HLL.  We also note your statement that “we also plan to search investment opportunities in different potential business segments at level of manufacturing, wholesale and retail.”  Please revise to clarify your future plan of operations.

Response:

The 8K/A has been revised in response to this comment to include disclosure regarding possible investment and business opportunities the Company may seek to pursue in different potential restaurant and catering service business segments and ownership and operation of a coffee farm and production of its own brand of packed coffee beans and canned coffee to be sold to wholesale and retail customers.

Facilities, page 6

9.

We note your disclosure that you maintain a mailing address provided by an officer/shareholder without charge.  Please revise to more specifically discuss this arrangement.  Include in your discussion the name of the officer/shareholder, whether this agreement is oral or in writing, and the material terms of the agreement.  In addition, please describe the property in more detail and discuss the activities for which the property is used.  See Item 102 of regulation S-K.

Response:

The 8-K/A has been revised in response to this comment to disclose that the premises are provided to the Company by verbal agreement with its CEO, and that the premises are currently under lease to Ever Lucid Limited, a subsidiary of Sizegenic, and are used for commercial purposes by Ever Lucid Limited and by other subsidiaries of Sizegenic.

10.

Please revise your discussion to clarify when the lease for owned restaurant commenced.  We note the term is Five years.  Please also discuss with more specificity the material terms of the lease such as termination.  Finally, confirm that all material agreements have been included with your filing as required by Item 601 of regulation S-K or revise.

Response:

The 8-K/A has been revised in response to this comment to provide additional disclosure regarding the term and other material provisions of the lease agreement.

11.

Please discuss in greater detail the leased franchise locations.  Include in your discussion the adequacy and suitability the properties.

Response:

The 8-K/A has been revised in response to this comment to provide additional details regarding the leased franchise locations.

12.

Please revise to discuss the steps you take to assist your franchisees in finding acceptable franchise locations.

Response:

The 8-K/A has been revised to include disclosure of factors which we evaluate in the process of assisting franchisees in finding acceptable franchise locations.

Franchise Agreements, page 6

13.

Revise to address the material terms of the franchise agreement between the company and Sizegenic Holdings Limited.

Response:

The 8-K/A has been revised to include disclosure regarding the material terms of the franchise agreement with Sizegenic Holdings.

14.

We note your franchise agreements with Sino Wish Limited and Beijing Kenon Bistro.  Please revise to disclose the material terms of those agreements.  Discuss, among other terms, length of term, termination rights of the parties and management and franchise fees received.

Response:

The 8-K/A has been revised to include disclosure regarding the material terms of the franchise agreements of Sino Wish Limited and Beijing Kenon Bistro with Hippo Lace Limited

Competition, page 7

15.

Please revise to address the company’s competitive position in the industry.

Response:

The 8-K/A has been revised to include disclosure regarding the company’s competitive position in the industry.

Suppliers and Raw Materials, page 7

16.

Please revise to expand your discussion regarding your suppliers and raw materials.  Include in your discussion, among other things, the names of any principle suppliers.  See Item 101(h)(4)(v) of regulation S-K.

Response:

The discussion regarding suppliers and raw materials has been revised in response to this comment.

Employees, page 7

17.

Please revise your disclose the number of full-time employees in addition to the number of total employees.  See Item 101(h)(4)(xii) of regulation S-K.

Response:

The disclosure has been revised to indicate that all employees are full-time.

Intellectual Property, page 7

18.

Revise to more specifically discuss, including duration of, any intellectual property rights you own or have been authorized to use.

Response:

The disclosure has been revised to indicate the duration of the intellectual property the Company owns or has been authorized to use.

Governmental regulation, page 7

19.

Revise to more specifically discuss the effect of existing probable government regulations on your business.  See Items 101(h)(4)(viii) and (ix) of Regulation S-K.  In this regard, we note your disclosure that your business is subject to national and local laws and regulations but do not specify what those laws and regulations are or the effect they have on your business.

Response:

Form 8-K has been revised to specify those laws and regulations that apply to our business.

20.

Revise your disclosure to specifically address the effect of Chinese laws and regulations regarding the company’s corporate structure, foreign ownership, and any governmental approvals needed.

Response:

The Company is not currently subject to Chinese laws and regulations regarding its corporate structure and foreign ownership.  The only operations in China are pursuant to the terms of a franchise agreement and the Company has no ownership interest in the franchisee.  The operations of the Company’s franchisee in China are subject to various health, safety, sanitation and labor laws as described in response to Comment 19, above.

Risk factors, page 7

We note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

21.

If you maintain you books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Response:

We do not currently maintain our books and records in accordance with U.S. GAAP.

22.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response:

Our books and records are maintained in accordance with Hong Kong GAAP. At the closing of each quarter, our accounting department converts the HKGAAP to USGAAP. This conversion is done by maintaining an excel spreadsheet format of the financial statements and update quarterly.  We input the HKGAAP figure onto the left-hand side of a spreadsheet, in the format similar to a trial balance, with each item clearly shown.  Next, each item in the financial statements is thoroughly examined to determine if that account would be treated differently under USGAAP. A “HK to US” adjustment is inputted when a difference is confirmed, each adjustment is separately shown on a separate column so that they are easily managed and carry forward to following quarters.  When all differences have been quantified and the appropriate adjustments noted, we then aggregate the adjustments and add and/or subtract from the original HKGAAP to arrive at the US GAAP financials, which is shown on the right hand side of the excel spreadsheet.  The principle controls in this conversion process are the fact that these accounts are prepared and reviewed by different people.  First, the accountant prepares the adjustments.  Such adjustments are then reviewed by our senior-level management such as CFO.

What is the background of the people involved in your financial reporting?

23.

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

a.

what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

b.

what relevant education and ongoing training he or she has had relating to U.S. GAAP;

c.

the nature of his or her contractual or other relationship to you;

d.

whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

e.

about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response:

(a)

Monthly financial statements are prepared and converted by the Company’s Finance Manager based on US or Hong Kong GAAP, as described above in response to Comment 22.  The Finance Manager evaluates the effectiveness of internal controls and monitors irregularities through a sample check of documents and reports including (1) sales receipt vouchers and supporting bank deposit receipts, POS sales reports and customer invoices; (2) payment vouchers for expenditures, reimbursement and fund transfer and supporting approved payment requisitions and vendor invoices; (3) manual journal accruals, provisions and reversals; and (4) quantity, location, physical existence and condition of fixed assets and inventory to check against the fixed asset register and inventory record.

(b)

The Finance Manager has been provided on-the-job training by the Company’s CFO regarding conversion to US GAAP of Legend Sun financial statements which are initially prepared based on HK GAAP, and regarding preparation of Hippo Lace and Studio II consolidated US GAAP financial statements. Our Chief Financial Officer is the person primarily responsible for the preparation of our financial statements and evaluating the effectiveness of the internal control over financial reporting.

(c)

Both the CFO and the Finance Manager are employees of the Company

(d)

Our CFO holds the professional designations of CGA, Canada, and FCCA

(e)

Our CFO acquired professional experience in previous employment providing subsidiary company financial information regarding US GAAP financial reporting and disclosure requirements for consolidation by group company listed in the US.

24.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

a.

the name and address of the accounting firm or organization;

b.

the qualifications of their employees who perform the services for your company;

c.

how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

d.

how many hours they spent last year performing these services for you; and

e.

the total amount of fees paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

We do not retain any accounting firm to prepare our US financial statements.

25.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, so not provide us with their names, but please tell us:

a.

why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

b.

how many hours they spent last year performing these services for you; and

c.

the total amount of fees paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

 Response:

We do not retain any individuals who are not our employees to prepare our US financial statements.

Do you have an audit committee financial expert?  The Company does not have an audit committee financial expert.

26.

We note on page 25 of your March 31, 2010 Form 10-K that the Company does not have an Audit Committee or a financial expert serving on an Audit Committee.  Please describe the extent of the Board of Directors’ knowledge of U.S. GAAP and internal control over financial reporting.

Response:

The Board has limited knowledge of US GAAP and internal control over financial reporting.   The Board relies on the Company’s CFO to prepare the Company’s financial statements in accordance with US GAAP and to establish and evaluate internal controls over financial reporting.

Market for Registrant’s Common Stock, page 10

27.

Please revise to provide the disclosure required by Item 201(c) of regulation S-K.

Response:

The disclosure has been revised to include the information required by Item 201(c)  regarding payment of dividends.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

28.

The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure.  As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results or operations, to the extent known and foreseeable.  To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at

http://www.sec.gov/rules/interp/33-8350.htm.  This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.  Include a more specific discussion of your plan for expansion, as stated on page 6, Future Plan of Operations, addressing any known dates and locations.

Response:

The 8-K/A has been revised in response to this comment to provide a more detailed executive overview.

29.

Revise the discussion in its entirety to explain the reasons for the changes in income statement line items for the annual financial statements and for the interim financial statements.  If there are multiple reasons for these changes, please identify and quantify (to the extent practicable) each causal factor.  You should also provide a discussion of liquidity that describes and clarifies the major items disclosed in the statement of cash flows.  Please refer to Item 303 of regulation S-K and SEC Release No. 33-8350.

Response:

The disclosure has been revised to explain the reasons for changes in income statement line items for the annual financial statements and for the interim financial statements.

30.

We note that your website indicates that the company plans to run a coffee farm.  Please revise to address the company’s plans.

Response:

Disclosure has been added in the introductory portion of the MD&A discussion regarding the Company’s plan of operations, including possible business and investment opportunities it may pursue, such as its preliminary plan to consider ownership and operation of a coffee farm and production of its own brand of packed coffee beans and canned coffee to be sold to wholesale and retail customers.

Background, page 11

31.

Indicate the amount of consideration paid in connection with the acquisition of legend Sun.  Additionally, address any relationship between HLL and Sizegenic Holdings Limited prior to the acquisition.

Response:

The 8-K/A has been revised in response to this comment to include the amount of consideration and to disclose that there was no relationship between HLL and Sizegenic prior to the acquisition.

Results of Operations, page 11

32.

We note your net income for the six months ended September 30, 2010 was $3,718 and that net income for December 11, 2009 through March 2010 was $12,271.  Please discuss why a time period approximately half as long as another generated three times the income.

Response:

The 8-K/A was revised in response to this comment to disclose that the decrease of net income of $3,633 for the nine month period ended December 31, 2010 as compare with $12,271 from December 11, 2009 (inception) through March 31, 2010 was mainly due to the recognition of other income of $61,635 for the provision of consultancy service to a company named Joystick Limited owned by Sizegenic to operate a Portugal style café bistro.  The amount of income is accounted for the period from January to March 2010 at $30,817 after HLL acquired LS and pursuant to the agreement the forfeiture of the deposit of $30,817 for termination of the agreement by Joystick before the expiration of the one year term commenced from August 2009.

Liquidity and Capital Resources, page 12

33.

Please expand your discussion on company liquidity.  Include in that discussion, among other details, the material terms of the Shareholder Loan Agreement, internal and external sources of liquidity, and any material unused sources of liquid assets.  See Item 303(a)(1) of Regulation S-K.

Response: The 8-K/A has been revised to include expanded discussion on company liquidity.

34.

We note that you anticipate existing cash and cash equivalents on hand, along with net cash flows, generated from business activities will be sufficient to meet working capital requirements.  We further note a net decrease in cash equivalents for the six months ended September 30, 2010.  Please provide a more detailed discussion on how the company anticipates its working capital requirements will be met with its existing cash equivalents and cash flows generated from business activities.  Also address how long the company can meet it its working capital requirements with its current assets.  Finally, please revise to indicate the company’s current amount of working capital.

Response: The 8-K/A has been revised with discussion on working capital requirements.

35.

Please provide the information required by Item 303(a)(2) of Regulation S-K or advise.  We may have further comment.

Response:

The 8-K/A has been revised to include disclosure of material capital commitments.   There were no material commitments for capital expenditures for business operations as at the end of the latest fiscal period

Off-Balance Sheet Arrangements

36.

Please provide the information required by Item 303(a)(4) of Regulation S-K or advise.  We may have further comment.

Response:

The 8-K/A has been revised to include disclosure of off-balance sheet arrangements in a separately-captioned section.  As of March 31, 2010 and December 31, 2010, the Company does not have any off-balance sheet arrangements.

Management, page 13

37.

Please revise each director’s background to discuss the “specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director” for the company.  See Item 401(e) of regulation S-K.

Response:

The 8-K/A has been revised with discussion of director’s specific experience, qualifications, attributes or skills that led to the conclusion to serve as a director for the company.

38.

Please revise the background information for each director and executive officer to provide employment titles and beginning and end dates for each employment discussed and/or directorship.  For instance, please revise to clarify how long Mr. Ming has been Chief executive Officer of the company and of Hengli & Liqi Furniture Limited (Hengli) and how long Mr. Sing has been Director of the company and Vice President of Hengli.  Also please revise to clarify Mr. Joiner’s relationship to the company as his background information does not state that he is Secretary and Director for the company, as disclosed elsewhere in your filing.  See Items 401(a), (b) and (e) of Regulation S-K.

Response: The 8-K/A has been revised with further employment titles and the related tenure for each director and executive officer.

39.

Please revise to provide the information required by Item 407(a) of Regulation S-K.  In this regard, we note there is no discussion of director independence.

Response:

 The 8-K/A has been revised with paragraph for discussion of director independence.

Conflicts of Interest, page 14

40.

We note your discussion on conflicts of interest and your statement that conflicts of interest exist.  Please revise to provide the information required by Item 404 of Regulation S-K.

Response:

The 8-K/A has been revised to provide information required by Item 404 of Regulation S-K.

41.

Please disclose the information found in related party transaction section of your financial statements in this section.  The $196,266 and $8,812 values for March 31, 2010 and $202,684 and $14,558 values for September 30, 2010 appears to meet the one percent threshold set forth in item 404(d) of Regulation S-K.

Response:

The requested disclosure has been added to the 8-K/A

Executive Compensation, page 15

42.

We note, generally, that no compensation is paid to officers and directors.  To the extent this has or will change as a result of the reverse merger with a public company, clearly discuss the material changes.

Response:

The stock exchange with HLL constituted business combination by acquisition of HLL instead of reverse merger and the 8-K/A has been revised that the Company has no plan to pay compensation to any director and executive officer.

Security Ownership of Certain Beneficial Owners and Management, page 15

43.

We note your reference to footnote 1 in the beneficial ownership table.  Please revise to provide the information in footnote 1.

Response:

Footnote (1) has been added to the beneficial ownership table to designate persons who are officers and directors of the Company.

Description of Registrant’s Securities

44.

Please revise to provide the information required by Item 202 of Regulation S-K.

Response:

8-K/A has been revised to provide the information by Item 202 of Regulation S-K.

Unregistered Sales of Equity Securities, page 16

45.

We also note your reliance upon Section 4(2) and regulation S to exempt the noted transactions from registration.  Indicate the facts and circumstances relied upon to make the exemption available for each of these transactions.

Response:

8-K/A has been revised to indicate the facts and circumstances relied upon to make the specified exemptions available.

Exhibits

46.

We note you have not filed all exhibits required by Item 601 of Regulation S-K.  For instance, you did not include as your exhibits hereto, a copy of your articles of incorporation or bylaws, and any amendments thereto, and the subsidiaries of the registrant.

Response:

Additional exhibits are filed with this 8-K/A.

47.

Please file executed exhibits 2.1 and 10.1-10.7, rather than the form of the agreement.

Response:

Executed exhibits are filed with this 8-K/A.

Exhibit 99.1

Predecessor Financial Statements

48.

We note that Hippo Lace Limited was formed on December 11, 2009 and that it acquired Legend Sun from Sizegenic on February 24, 2010.  We note that you have presented financial statements of Hippo Lace Limited beginning from the date of its formation; however, it appears that Legend Sun operated as subsidiary of Sizegenic during periods prior to the formation of Hippo Lace Limited.  If this is true, you must present financial statements of Legend Sun for a sufficient number of periods such that the two year requirement of Article 8 of Regulation S-X is met on a combined basis for Hippo Lace and Legend Sun.  For example, if Legend Sun’s fiscal year-end was March 31, you should provide an audited balance sheet as of March 31, 2009 and audited statements of operations, cash flow, and stockholders’ equity for the year ended March 31, 2009 and for the period from April 1, 2009 to December 10, 2009 for Legend Sun.  Since Legend Sun was a wholly-owned subsidiary, please make sure its financial statements include all intercompany transactions with its parent as well as all costs of doing business including costs incurred on its behalf by its parent, Sizegenic.  Refer to Staff Accounting Bulletin Topic 1.B.1.

Response:

Legend Sun’s unaudited balance sheet as of December 10, 2009, unaudited statements of operations, cash flow, and stockholders equity for the period from March 30, 2009 (inception) to

December 10, 2009 are filed as exhibit 99.7 to the 8K/A based on the fact that Legend Sun incorporated on March 30, 2009 and its latest audited financial statements are from March 30, 2009 (inception) to March 31, 2010 which aligned with the reporting pattern of audited financials for latest fiscal year end and unaudited financials for latest period ended before fiscal year end.

Hippo Lace Limited

Audited Consolidated Financial Statements for the Period from December 11, 2009 (Inception) to March 31, 2010

Consolidated Statements of Income and Comprehensive Income, page 3

49.

Please tell us the nature of the costs that are included in cost of sales.  Also tell us and revise to disclose (either on the face of the income statement or in a footnote) the nature and amount of the expense classified as administrative and general expenses.

Response:

 The nature of cost of sales included subfranchise fee expenses of Sino Wish and BJ Kenon to Sizegenic, materials consumed and products purchased including coffee beans, milk, cheese, juice, sauce and syrups, vegetables, fruits, egg, meats, seafood, breads, cakes and tarts, bottle drinks for foods and beverages sold.   Exhibit 99.1 of the 8-K/A has been revised to add Note 6 of the financial statements for disclosure of the nature and amount of the expenses classified as operating expenses included staff costs, rent, rate and management fee, electricity and utilities, depreciation and others.

50.

Tell us and revise to explain the nature of Other Income of $61,635 for the period from December 11, 2009 (Inception) to March 31, 2010.  An explanatory footnote should also describe your method of recognizing income for this item and also explain the nature of Other Expenses.

Response:

 Exhibit 99.1 of 8K/A has been revised to add Note 7 of the financial statements to disclose the nature of other income of $61,635 is the recognition of consultancy service income related to the selection of bistro location, interior design, determination of menu and price, employee training, marketing and promotion, set up and monitor logistic and control of food ordering, production and serving, and kitchen management by Legend Sun to a fellow subsidiary company named Joystick Limited to operate a Portugal branded café bistro.  Revenue is recognized on the accrual basic of accounting i.e. when the services are rendered.

Consolidated Statement of Cash Flows, page 5

51.

We note the security deposits of $41,077 on your March 31, 2010 balance sheet.  Please tell us the line item on the statement of cash flows where your payments for security deposits are included.  Also tell us what your proceeds from security deposits of $3,488 represent and explain to us why you classify security deposits as an investing activity.

Response:

 Security deposits mainly represent the deposit paid in accordance with the terms of the lease agreement for the owned restaurant to secure the due performance and observance of the Tenant's agreements, restrictions, stipulations and conditions contained in the lease agreement.  The payments for security deposits were included in the Acquisition of subsidiary line item as they were acquired in accordance with the Share Purchase Agreement dated February 10, 2010 with Sizegenic Holdings Limited.  They were wrongly classified as an investing activity and have been reclassified to operating activity in the related Exhibits of 8-k/a.

52.

We note your proceeds from related party of $7,528 and $5,746 for the period from December 11, 2009 (Inception) to March 31, 2010, and for the six months ended September 30, 2010, respectively.  Please explain to us why you classify proceeds from related party as an investing activity.

Response:

 Due to related party was wrongly classified as an investing activity and has been reclassified to operating activity in the related Exhibits of 8-k/a.

Notes to Consolidated Financial Statements, page 7

Note 2. Summary of Significant Accounting Policies, page 7

(g) Other receivables, page 8

53.

We note that other receivables mainly consist of consultancy services income receivables.  Please disclose the amount of consultancy services income that you recognized for each period presented, and revise to disclose your revenue recognition policy for consultancy services income.

Response:

Note 9 in Exhibit 99.1 of 8-k/a has been revised to disclose the amount of consultancy services income of $61,635 and the revenue recognition was based on monthly services rendered.

(n) Other comprehensive income, page 10

54.

We note that you may have foreign currency translation adjustments as the result of different functional and reporting currencies as disclosed in Note 2(a)-Basis of presentation.  Tell us why your financial statements do not reflect foreign currency translation adjustments and comprehensive income or revise to provide this information.

Response:

The translation adjustments are immaterial because the HK Dollar is hedged to the US Dollar. Note 2(d) is added to the financial statement discussing foreign currency translation.

(q) Segment information, page 11

55.

You disclose that all incomes are derived from the provision of catering services and that you have one operating segment.  It appears that this segment includes both company-owned operations and franchised operations.  Please tell us how you analyzed the criteria contained in FASB ASC 280-10-50-11 and FASB ASC 280-10-50-12 in reaching your conclusion.  In that regard, it appears that your company owned operations and subfranchise operations may have dissimilar economic characteristics.

Response:

 Note 8 for segment information has been added to Exhibit 99.2.1

Note 3. Business Acquisitions, page 12

56.

We note that your purchase price allocation includes other current assets of $48,959 and current liabilities of $43,924.  Please revise to disclose the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, as required by FASB ASC 805-20-50-1(c).  In this regard, disclose the individual components that comprise these two balances.

Response:

Note 3 of exhibit 99.1 and 99.2.1 to the 8-k/a has been revised to properly disclose the purchase price allocation consists of current asset included cash $20,471, inventory $4,148 and security deposit $44,811, and current liabilities included accounts payable $4,963 and other payable $38,961.

57.

Identify the stockholders or owners of Sizegenic at the time of the sale of Legend Sun to Hippo Lace and also provide the percentage of stock held in Sizegenic by each owner if these are multiple owners.  Explain to us the nature of any relationship that Gu Yao had with Sizegenic or any of its owners immediately prior to the Legend Sun sale.

Response:

 Cheung Ming is the sole shareholder of Sizegenic.  There was no relationship between Gu Yao and Sizegenic or Cheung Ming prior to the sale of Legend Sun.

58.

Explain to us the nature of the relationship that Cheung Ming had with Sizegenic and Hippo Lace and or the owners of these entities.

Response:

Cheung Ming is the sole director and shareholder of Sizegenic and no relationship with HLL and the owners of HLL.

59.

You disclose in the notes to the financial statements that Gu Yao was the sole shareholder of Hippo Lace; however, you also disclose on page 16 that Studio II Brands issued shares to the shareholders of Hippo Lace.  Please reconcile this apparent discrepancy or identify the remaining shareholders of Hippo Lace immediately prior to the merger with Studio II Brands and the percentage ownership held by each shareholder.

Response:

The word “shareholders” here was misspelled as plural for Gu Yao is the sole shareholder of HLL and the 8-k/A has been revised accordingly.

60.

We note that the source of the cash consideration for acquiring Legend Sun was advanced by Gu Yao.  Please tell us what relation, if any, the information contained in Schedule 2 of exhibit 10.1 bears to the purchase price of Legend Sun and its composition.

Response:

 Gu Yao advanced to HLL to pay the consideration to Sizegenic as stated in schedule 2 being Legend Sun total assets less liabilities and the shareholder loan from Sizegenic advanced by Cheung Ming as at December 31, 2010.  In this conjunction, the cash consideration for acquiring Legend Sun represents its net asset value.

61.

We note that the Company issued 2,291,100 shares of its common stock to stockholders of HLL, which amounted to $218,676 or approximately $0.9 per share, to acquire all of the issued and outstanding shares of common stock in HLL on February 10, 2011.  We further note on page 16 of Form 8-K that on November 19, 2010 the Company issued a total of 5,862,500 shares of its previously unissued shares of common stock to a total of 21 persons for cash consideration of $5,862.50, or $0.001 per share.  Please revise to disclose the method of determining the fair value of the equity interests issued as consideration for HLL, as required by FASB ASC 805-30-50-1(b)(4).  Also address in your response how you considered the November  19, 2010 equity transactions with third parties when determining the fair value, and explain to us the significant difference between the per share price in two transactions.

Response:

As HLL has just more than a year’s operating history since December 2009 and its franchise and subfranchise catering service indicates no unrecorded tangible and intangible assets and liabilities, the fair values of the assets acquired and liabilities assumed of HLL at the date of acquisition is based on consolidated net of total assets less current liabilities plus the shareholders loan payable at September 30, 2010 as stipulated in the share exchange agreement, i.e. $218,676 or approx. $0.09 per share fair value of 2,291,100 no. of common stock issued as consideration for HLL.  The determination of the no. of shares of 2,291,100 which represents approx. 19.25% of the total outstanding stock of the company is based on board agreement to issue no more than 20% outstanding stock for the share exchange.  The determination of cash consideration of $5,862.50 or $0.001 per share of 5,862,500 no. of common stock issued to third parties on November 19, 2010 is based on the par value of common stock as no market price available for the shares and the cash consideration is to fund the shell company’s general and administration expenses estimated for next quarter end financial review and filing professional fees.

Exhibit 99.2

Predecessor Financial Statements

62.

Revise to present interim statements of operations and cash flow of Legend Sun for the six months ended September 30, 2009.

Response:

Exhibit 99.6 which has been added to the 8K/A presents the statement of operations and cash flow of Legend Sun for the period from March 30, 2009 (date of inception) to September 30, 2009.

Hippo Lace Limited

Unaudited Consolidated Financial Statements for the Six Months Ended September 30, 2010

Notes to Consolidated Financial Statements (Unaudited), page 6

Note 2. Summary of Significant Accounting Policies, page 6

(f) Accounts receivables, page 7

63.

We note that the balance of accounts receivables is shown net allowance for doubtful accounts.  Please disclose the amount of allowance recorded at September 30, 2010.  Also tell us if the due from related party balance is shown net on an allowance for doubtful accounts and, if so, disclose that allowance recorded at September 30, 2010.

Response:

 As at September 30, 2010, provision for doubtful accounts for accounts receivable and due from related party is nil as management opined they are fully recoverable.  As such gross amount is equal to net.

Note 8. Sales, page 12

64.

We note that you have recognized franchise fee income of $22,152 during the interim period.  Please explain to us the specific nature of this fee, e.g., revenue from an individual franchise sale(s), and also tell us how you have analyzed FASB ASC 952-605-25 in concluding that the material services or conditions have been performed thereby enabling the fee to be recognized as revenue.  Please also tell us and revise to disclose how you account for subfranchise fees due to Sizegenic, and where those expenses are classified in the income statement.

Response:

Subfranchise fee income of $22,152 represents the following revenue from subfranchisees:

1st annual subfranchise fee of $10,272 (HK$80,000) from Sino Wish

1st annual subfranchise fee of $11,880 (RMB80,000) from BJ Kenon

Recognition of annual franchise fees based on:

(a)

Material obligations performed pursuant to franchise agreement such as assistance of selection of location, provision of required specifications and standard of decoration and facilities, arrangement or supply of equipment and materials, determination of menu, recipe, price, operation procedures, quality control and staff training.

(b)

Pursuant to the franchise agreement, the franchise fee due based on (a) is non-refundable to and non-cancellable by the subfranchisee and the Company has no further obligations and legal consequences as they are assumed by the subfranchisee throughout the term.

Subfranchise fee expenses due to Sizegenic is respective to the above-mentioned subfranchise income due from Sino Wish and BJ Kenon at total amount of $10,272 ($5,136 or HK$40,000 per annum per subfranchise) and classified as costs of sales in the comprehensive statement of income.

Company has disclosed its revenue recognition policy in Note 2 (p)

Note 9. Franchise Agreements, page 13

65.

We note the management fee equal to 10 percent of the subfranchisees monthly net income that you earn under your subfranchise agreements with Sino Wish and BJ Kenon.  Please tell us the amount of management fee income earned during the six months ended September 30, 2010 and tell us where this amount is recorded in your financial statements.

Response:

The amount of management fee income for the six months ended September 30, 2010 is $113.78 and recorded as sales as amount is immaterial. The item will be shown as a separate line item when it is material enough.

Note 12. Related Party Transactions, page 15

66.

We note the amounts due from and due to related parties at September 30, 2010 and March 31, 2010 under your franchise and subfranchise agreements.  Please revise to provide all related party disclosures required by FASB ASC 850-10-50-1, including a description of the transactions and the dollar amounts of such transactions for each of the periods for which you present an income statement.

Response:

Note 11 of Exhibit 99.2.1 has been revised to describe the transactions and dollar amounts for related party transactions

67.

We note your disclosure that your subfranchisee, BJ Kenon, is under common control of Gu Yao.  Please further explain to us this statement, and tell us if Sino Wish is also under common control of either Gu Yao or Cheung Ming.  In addition, tell us how you considered the guidance of FASB ASC 810 to determine whether you should consolidate either BJ Kenon or Sino Wish and provide us with your analysis to support your conclusion.

Response:

Gu Yao is the majority shareholder of BJ Kenon and the sole shareholder of HLL before the share exchange and therefore BJ Kenon and HLL are under common control of Gu Yao.  Sino Wish is not under common control of either Gu Yao or Cheung Ming.  As neither BJ Kenon nor Sino Wish is a subsidiary of HLL, they are not consolidated into HLL’s financial statements.

68.

We note the $14,558 and $8,812 balances due to Sizegenic at September 30, 2010 and March 31, 2010, respectively, and your disclosure in the footnotes to the March 31, 2010 financial statements (Ex. 99.1, page 15) that these represent franchise fee expenses, and are interest-free, unsecured and without fixed repayment terms.  We further note in the franchise agreement (Ex 10.3) that the franchise fee was due and payable within 10 days from signing the agreement dated February 10, 2010, and the monthly management fee is due the 10th of the following month or on such other date as the Franchisor consents in writing.  Please tell us if this amount represents the franchise fee or management fee due to Sizegenic, and reconcile your footnote disclosure to the respective due dates in the underlying franchise agreement.

Response:

 Franchise fee and management fee expenses included in the balances due to Sizegenic are $10,882 and 5,136 as at September 30, 2010 and March 31, 2010 respectively.  The balance of franchise fee expenses as at March 31, 2010 was paid in August 2010.  As agreed by Sizegenic in December 2010, the balance of subfranchise fee due from Legend Sun in April 2010 and materials paid on behalf of Legend Sun carried forward from March 2010  are offset against the consultancy services fee due from its wholly owned subsidiary named Joystick to Legend Sun carried forward from March 2010.

Exhibit 99.5

Unaudited Pro Forma Consolidated Financial Statements

69.

Please tell us how you accounted for the February 10, 2011 acquisition of HLL (e.g. business combination, reverse recapitalization or common control transaction), explain to us the basis for your conclusion, and reference the literature that supports your conclusion.  You disclose you consolidated Hippo Lace in accordance with FASB ASC 810 but that guidance does not address the accounting for mergers.  Please revise as applicable.

Response:

 After the acquisition of Hippo Lace and its wholly owned subsidiary, Legend Sun Ltd, by the Registrant through Share Exchange of all Hippo Lace’s share owned by its shareholder, they become wholly owned subsidiaries of the Registrant.  The Share Exchange is being accounted for as business combination by acquisition and Registrant is the accounting acquirer.  After completion of the Share Exchange, the Registrant’s consolidated financial statements will include the assets and liabilities of the Registrant, Hippo Lace and its subsidiary Legend Sun, the historical operations of Legend Sun and the operations of the Registrant from the closing date of the Share Exchange.  There were no change in control and management of the Registrant as no change of its existing officers and directors as a result of closing of the Share Exchange.

70.

The pro forma adjustments are not consistent with an appropriate method of accounting for this transaction.  Revise the pro forma adjustments such that they accurately reflect the accounting for the merger between Studio II Brands and Hippo Lace.  For example, if the merger was appropriately accounted for as a business combination, a new purchase allocation must be established for Hippo Lace and the preexisting goodwill must be eliminated.

Response:

As HLL and the Registrant are not under common control to account for merger between the two companies, there was no elimination of the preexisting goodwill.

71.

Please revise your pro forma financial statements to provide pro forma per share data, including the number of shares used to compute the per share data.

Response:

 Exhibit 99.5.1 of the 8K/A has been revised to provide per share data.

72.

We note on page 16 of your Form 8-K that you issued 5,862,500 shares of common stock in your November 19, 2010 private placement transaction.  We believe that disclosure of pro forma information for this transaction would be material to investors and should be presented pursuant to Rule 8-05 of Regulation S-X.  Please revise to provide pro forma information for this transaction and consider the guidance of Article 11 of Regulation S-X when preparing this information.

Response:

 Exhibit 99.5.1 of the 8K/A has been revised to disclose this material transaction of issuance of 5,862,500 shares of common stock on November 19, 2010.

Form 10-K filed June 29, 2010

73.

Please confirm in future filings that, in addition to being signed by the company’s principal executive officer and principal financial officer, the report will be signed by the company’s principal accounting officer.  See Form 10-K, General Instructions D(2)(a).

Response:

 We confirm that filings of Form 10-K will be signed by the company’s principal accounting officer.

Form 10-Q/A for the period ended December 31, 2010

Unregistered Sales of Equity Securities and Use of Proceeds, page 17

74.

We note that you indicate “None” in response to providing information required by Item 701 of Regulation S-K.  We note your financial statements indicate that the company issued 5,862,500 shares for cash on November 19, 2010.  Please revise to provide the information required by Item 701 of Regulation S-K.  We may have further comment.

Response:

The Form 10-Q for the period ended December 31, 2010 will be revised to provide the information required by Item 701 of Regulation S-K as follows:

On November 19, 2010, the Company sold a total of 5,862,500 shares for cash for a total purchase price of $5,862.50, or $0.001 per share. The shares were sold to a total of 21 purchasers in private placement transactions made in reliance on exemptions from registration under Section 4(2) and Regulation S under the Securities Act of 1933.  The Registrant’s reliance on the exemption from registration provided by Section 4(2) is based on the fact that shares were offered and sold to a single purchaser in the U.S. in a private placement transaction which did not involve general solicitation.  The Registrant’s reliance on the exemption from registration provided by Regulation S was based on the fact that the Shares were sold in private offshore transactions to persons who were not US persons.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.